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       BREAKWATER RESOURCES LTD.
       95 WELLINGTON STREET WEST, SUITE 2000
       TORONTO, ONT., M5J 2N7
       Tel: (416) 363-4798
       Fax: (416) 363-1315

       MEDIA RELEASE

              BREAKWATER CLOSES TRANSACTION TO EXTEND CREDIT FACILITIES

       March 27, 2003... (TSX-BWR) Breakwater Resources Ltd. announces the completion of the documentation of the agreement, reached with its banking syndicate and Dundee Bancorp Inc. ("Dundee"), to extend the due date of its existing credit facilities to January 2, 2004.

       In the agreement, the banking syndicate agreed to extend the due date to January 2, 2004. Due to the closing of the Nanisivik mine in 2002, the US$45.0 million revolving facility was reduced to US$30.0 million. This amount is adequate to support the operations at the remaining mines. The interest rate on the term loan of US$22.6 million was increased to LIBOR plus 2.75% from 2.375%. Dundee also agreed to extend its US$6.5 million letter of credit supporting the supplemental term facility of the same amount for the same period.

       For the extension, the syndicate received two million share purchase warrants and Dundee received one million warrants. The exercise price for the three million share purchase warrants of $0.19 was based on the weighted average trading price of the common shares of the Company for the five trading days following the effective date of the amended credit agreement, which was March 19, 2003.

For further information please contact:

C. K.  BENNER                           R. R. GALIPEAU
President and                           Executive Vice President
Chief Executive Officer                 and Chief Financial Officer
(416) 363-4798 Ext. 269                 (416) 363-4798 Ext. 260

Email: investorinfo@breakwater.ca       Website: www.breakwater.ca